Exhibit 99.1

Independent Auditors' Report
To the Shareholders of
Goodman Princeton Holdings (Lux) S.à.r.l.
We have audited the accompanying consolidated financial statements of Goodman Princeton Holdings (Lux) S.à.r.l. and its subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. Our audit also included financial statement schedule III.
Management's Responsibility for the Consolidated Financial Statements and Financial Statement Schedule
Management is responsible for the preparation and fair presentation of these consolidated financial statements and financial statement schedule in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Goodman Princeton Holdings (Lux) S.à.r.l. and its subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.
Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
2013 and 2012 Financial Statements
The consolidated financial statements as of December 31, 2013 and for the two years then ended were not audited, reviewed, or compiled by us, and, accordingly, we express no opinion or other form of assurance on them.
/s/ Deloitte & Touche LLP
Los Angeles, California
March 30, 2015

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Consolidated Balance Sheets
as of December 31, 2014 and 2013 (Unaudited)
(In Thousands)

	2014	2013
		(Unaudited)
ASSETS
Land	$52,519	$59,405
Buildings and Improvements	237,777	261,934
	290,296	321,339
Less: Accumulated Depreciation	(16,168)	(10,134)
Net Investments in Real Estate	274,128	311,205
Cash and Cash Equivalents	13,226	9,869
Restricted Cash	146	617
Tenant and Other Receivables, Net	258	678
Deferred Rent	6,017	7,668
Deferred Financing Costs, Net of Accumulated Amortization of $769 and $391 (unaudited), Respectively	1,650	2,415
Intangible Lease Assets and Deferred Leasing Costs, Net of Accumulated Amortization of $11,338 and $8,155 (unaudited), Respectively	27,578	36,087
VAT Receivable	405	14,152
Prepaid Insurance and Other Assets	320	227
	$323,728	$382,918
LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage Notes Payable	$135,173	$153,651
Accounts Payable, Accrued Expenses and Other Liabilities	1,513	3,586
Intangible Liabilities, Net of Accumulated Amortization of $1,679 and $1,214 (unaudited), Respectively	2,486	3,405
Accrued Interest	777	569
Prepaid Rent	3,438	4,304
Total Liabilities	143,387	165,515
Shareholders’ Equity	180,341	217,403
	$323,728	$382,918
See accompanying notes to consolidated financial statements.

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Years Ended December 31, 2014, 2013 (Unaudited), and 2012 (Unaudited)
(In Thousands)

	2014	2013	2012
		(Unaudited)	(Unaudited)
Revenues:
Rental	$28,245	$14,327	$7,620
Straight-Line Rents	(803)	3,448	3,640
Tenant Reimbursements	1,880	1,806	687
Total Revenues	29,322	19,581	11,947
Expenses:
Property Operating	788	1,108	558
Investment Management Fees	1,371	973	599
Real Estate Taxes	1,149	1,060	217
Fund Administration Expenses	592	490	450
Depreciation and Amortization	12,100	7,636	5,388
Acquisition Related	—	4,388	39
Total Expenses	16,000	15,655	7,251
Other Expense:
Interest Expense	(4,502)	(2,400)	(462)
Provision for Income Taxes	600	1,216	(1,654)
Net Income	9,420	2,742	2,580
Comprehensive (Loss) Income:
Foreign Currency Translation (Loss) Gain	(24,867)	6,116	82
Comprehensive (Loss) Income	$(15,447)	$8,858	$2,662
See accompanying notes to consolidated financial statements.

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 2014, 2013 (Unaudited), and 2012 (Unaudited)
(In Thousands, Except Share Data)

	Preferred Shares		Common Shares		APIC	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders Equity
	Shares	Amounts	Shares	Amount
Balance at January 1, 2012 (Unaudited)	10,486,543,836	$135,035	12,500	$15	$—	$(3,296)	$2,298	$134,052
Issuance of Preferred Shares	3,066,437,257	39,726	—	—	—	—	—	39,726
Conversion of Preferred Shares	(198,750,000)	(2,575)	—	—	2,575	—	—	—
Foreign Currency Translation Gain	—	—	—	—	—	—	82	82
Net Income	—	—	—	—	—	2,580	—	2,580
Distribution on Preferred Shares	—	—	—	—	—	(42,186)	—	(42,186)
Balance at December 31, 2012 (Unaudited)	13,354,231,093	172,186	12,500	15	2,575	(42,902)	2,380	134,254
Issuance of Preferred Shares	6,168,317,067	84,149	—	—	—	—	—	84,149
Foreign Currency Translation Gain	—	—	—	—	—	—	6,116	6,116
Net Income	—	—	—	—	—	2,742	—	2,742
Distribution on Preferred Shares	—	—	—	—	—	(9,858)	—	(9,858)
Balance at December 31, 2013 (Unaudited)	19,522,548,160	256,335	12,500	15	2,575	(50,018)	8,496	217,403
Issuance of Preferred Shares	695,771,615	9,531	—	—	—	—	—	9,531
Foreign Currency Translation Loss	—	—	—	—	—	—	(24,867)	(24,867)
Net Income	—	—	—	—	—	9,420	—	9,420
Distribution on Preferred Shares	—	—	—	—	—	(31,146)	—	(31,146)
Balance at December 31, 2014	20,218,319,775	$265,866	12,500	$15	$2,575	$(71,744)	$(16,371)	$180,341
See accompanying notes to consolidated financial statements.

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2014, 2013 (Unaudited), and 2012 (Unaudited)
(In Thousands)

	2014	2013	2012
		(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net Income	$9,420	$2,742	$2,580
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in)Operating Activities:
Depreciation and Amortization	11,964	7,625	5,388
Amortization of Loan Fees	469	295	78
Amortization of Leasing Costs	136	11	—
Amortization of Acquired Above Market Leases	488	115	41
Amortization of Acquired Below Market Leases	(674)	(251)	(387)
Restricted Cash	438	435	422
Straight-Line Rent Adjustment	803	(3,448)	(3,640)
Changes in Operating Assets and Liabilities
Tenant and Other Receivables, Net	13,935	(4,153)	(9,984)
Prepaid Expenses and Other Assets	(150)	(55)	3,037
Accounts Payable, Accrued Expenses, and Other Liabilities	(2,018)	(6,539)	5,108
Net Cash Provided by (Used in) Operating Activities	34,811	(3,223)	2,643
Cash Flows from Investing Activities:
Acquisition of Real Estate Assets	—	(132,516)	(78,776)
Building Improvements	(8,052)	—	—
Lease Commissions	(403)	(122)	—
Net Cash Used in Investing Activities	(8,455)	(132,638)	(78,776)
Cash Flows from Financing Activities:
Proceeds from Mortgage Borrowings	—	66,624	79,522
Payment of Financing Costs	—	(1,341)	(1,337)
Net Proceeds from Preferred Shares	9,531	84,149	39,726
Distributions to Preferred Shares	(31,146)	(9,858)	(42,186)
Net Cash (Used in) Provided by Financing Activities	(21,615)	139,574	75,725
Effect of Foreign Currency Translation	(1,384)	3	52
Net Increase (Decrease) in Cash and Cash Equivalents	3,357	3,716	(356)
Cash and Cash Equivalents At Beginning of Year	9,869	6,153	6,509
Cash and Cash Equivalents at End of Year	$13,226	$9,869	$6,153
Supplemental Cash Flow Disclosure:
Cash Paid for Interest	$3,812	$1,792	$200
Supplemental Disclosure of Noncash Investing and Financing Activities:
Conversion of Preferred Shares	$—	$—	$2,575
Accounts Payable and Accrued Expenses - Building Improvements	$168	$—	$—
See accompanying notes to consolidated financial statements.

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 (Unaudited) and 2012 (Unaudited)
1. The Company
Goodman Princeton Holdings (Lux) S.à.r.l. ("Company") was formed on June 9, 2010 by RT Princeton CE Holdings, LLC ("RT Princeton Holdings" or "RTPH"), a wholly-owned subsidiary of CSP Operating Partnership, L.P. ("CSP") and Goodman Europe Development Trust ("Goodman" or "GEDT") for the purpose of acquiring and holding, either directly or indirectly, up to €400.0 million in industrial (primarily warehouse/distribution) properties. RT Princeton Holdings' and Goodman's shareholder interests in the Company are 80% and 20%, respectively. The terms of the RT Princeton Holdings and Goodman shareholder agreement extends through June 2015 and will continue after that date, unless terminated.
During the investment period, the Company had a right of second offer (after another investment vehicle managed by Goodman) with respect to certain logistics development or logistics investment assets considered for investment by Goodman. The right of second offer expired in June 2013. The Company also has a right of first offer with respect to certain logistics development or logistics investment assets considered for investment by CSP. If a deadlock has arisen pertaining to a major decision regarding a specific property, either shareholder may exercise a buy-sell option in relation to the relevant property. After the initial term, which ends on June 2015, either shareholder wishing to exit the Company may exercise a buy-sell option with respect to their entire interest in the Company.
As of December 31, 2014, the Company’s portfolio consisted of nine properties, one multi-tenant and eight single-tenant industrial buildings located in Germany and France, comprising approximately 5.0 million square feet (unaudited). The portfolio was 100% leased as of December 31, 2014.
2. Summary of Significant Accounting Policies

(a)	Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principleas ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Goodman Princeton Investments (Lux) S.à.r.l, Goodman Coriander Logistics (Lux) S.à.r.l., Goodman Aventurine Logistics (Lux) S.à.r.l., Goodman Marcasite Logistics (Lux) S.à.r.l., Goodman Langenbach Logistics (Lux) S.à.r.l., Goodman Celestite Logistics (Lux) S.à.r.l., Goodman Vanilla Logistics (Lux) S.à.r.l., Goodman Princeton Participation GmbH & Co KG, Goodman Princeton Participation Management GmbH, Goodman Chrome Logistics (Lux) S.à.r.l., Goodman Douai Logistics (France) SCI, Goodman Carmine Logistics (Lux) S.à.r.l., Goodman Sepia Logistics (Lux) S.à.r.l.. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

(b)	Investments in Real Estate
Rental real estate property, including land, land improvements, buildings, building improvements, and tenant improvements is included in investments in real estate and are stated at cost. Improvements and replacements are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. Repairs and maintenance are charged to expense as incurred. Buildings and land improvements are depreciated on a straight-line method over their estimated life not to exceed 39 and 15 years, respectively. Tenant improvement costs are depreciated on the straight-line method over the shorter of the useful life of the improvement or the term of the related lease.
Cost Capitalization: Direct and certain indirect costs association with and incremental to the development, construction, leasing or expansion of the real estate investments are capitalized as a cost of the property. In 2013, a lease commission of $122,000 (unaudited) associated with a lease renewal at Goodman Aventurine Logistics (Lux) S.à.r.l. was capitalized. In 2014, lease commissions of $403,000 associated with lease renewals at Goodman Aventurine Logistics (Lux) S.à.r.l, and Goodman Langenbach Logistics (Lux) S.à.r.l. were capitalized.
Impairment of Real Estate: Real estate investments are individually evaluated for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such an evaluation is considered necessary, the Company compares the carrying amount of that real estate investment with the expected undiscounted cash flows that are directly associated with and expected to arise as a direct result of the use and eventual disposition of that real estate investment. There were no impairment adjustments booked in the years 2014, 2013 (unaudited) and 2012 (unaudited).

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2014, 2013 (Unaudited) and 2012 (Unaudited)

Purchase Accounting for Acquisition of Investments in Real Estate: The Company applies the business combination method to all acquired real estate investments. The purchase consideration of the real estate is allocated to the acquired tangible assets, consisting primarily of land, site improvements, building and tenant improvements and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and other value of in-place leases, based in each case of their fair values. Loan premiums, in the case of above-market rate loans, or loan discounts, in the case of below-market rate loans, will be recorded based on the fair value of any loans assumed in connection with acquiring the real estate.
The fair value of the tangible assets of an acquired property is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to all land (or acquired ground lease if the land is subject to ground lease) and site improvements based on management’s determination of the relative fair values of these assets. Management determines the as-if-vacant fair value of a property by underwriting the property as if it were vacant and subsequently re-leased at the market. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses associated with the property. Management also estimates costs to execute similar leases including leasing commissions and tenant improvements.
In allocating the purchase consideration of the identified intangible assets and liabilities of an acquired property, above-market and below-market in place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases; and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease and, for below-market leases, over a period equal to the initial term plus any below-market fixed rate renewal periods. The capitalized below-market lease values, also referred to as acquired lease obligations, are amortized as an increase to the rental income over the initial terms of the respective leases and any below-market fixed rate renewal periods. The capitalized above-market lease values are amortized as a decrease to rental income over the initial terms of the prospective leases.
The aggregate value of other acquired intangible assets, consisting of in-place leases and tenant relationships, is measured by the estimated cost of operations during a theoretical lease-up period to replace in-place leases, including lost revenues and any non-recoverable operating expenses, plus an estimate of deferred leasing commissions for in-place leases. This aggregate value is allocated between in-place lease value and tenant relationships based on management’s evaluation of the specific characteristics of each tenant’s lease, however, the value of tenant relationships has not been separated from in-place lease value for the real estate acquired as such value and its consequence to amortization expense is immaterial for these particular acquisitions. Should future acquisitions of properties result in allocating material amounts to the value of tenant relationships, an amount would be separately allocated and amortized over the estimated life of the relationship. The value of in-place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written-off.

(c)	Cash and Cash Equivalents
The Company considers short-term investments with maturities of three months or less when purchased to be cash equivalents. As of December 31, 2014 and 2013 (unaudited), there are no short-term investments or cash equivalents.

(d)	Restricted Cash
Restricted cash represents those cash accounts for which the use of funds is restricted for rent subsidization. As of December 31, 2014 and 2013, our restricted cash balance was $146,000 and $617,000 (unaudited), respectively, which represented cash held in trust for Goodman Marcasite Logistics (Lux) S.á.r.l. for a rent subsidy received in advance from the local government. The prepaid rent subsidy is recorded to rental income earned on a monthly basis.

(e)	Translation of Non-U.S. Currency Amounts
The financial statements and translations of the Company are recorded in their functional currency, namely the Euro (“EUR”) and are then translated into U.S. dollars (“USD”).

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2014, 2013 (Unaudited) and 2012 (Unaudited)

Assets and liabilities are denominated in the functional currency and are then translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate for the reporting period. Translation adjustments are reported in “Foreign currency translation gain (loss)”, a component of Shareholders’ Equity. There was foreign currency translation loss of $24,867,000 in 2014, a gain of $6,116,000 (unaudited) in 2013, and a gain of $82,000 (unaudited) in 2012.
The carrying value of the Company's assets and liabilities fluctuate due to changes in the exchange rate between the USD and the EUR. The exchange rate of the USD to the EUR was 1.2099 and 1.3753 (unaudited) at December 31, 2014 and 2013 , respectively. The profit and loss average exchange rate of the USD to the EUR was approximately 1.3326, 1.3248 (unaudited) and 1.2877 (unaudited) for the years ended December 31, 2014, 2013 and 2012, respectively.

(f)	Deferred Financing Costs, Net
Costs incurred in connection with obtaining financing are amortized to interest expense, over the term of the related loan, which approximate the effective interest method.

(g)	Revenue Recognition and Valuation of Receivables
All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases. The excess of rents recognized over amounts due for the underlying leases is recorded as deferred rent. Reimbursements from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes, insurance and other recoverable costs, are recognized as revenue in the period the expenses are incurred. Tenant reimbursements are recognized and presented on a gross basis, when the Company is the primary obligor with respect to incurring expenses and with respect to having the credit risk.
Tenant receivables and deferred rent receivables are carried net of the allowances for uncollectible current tenant receivables and deferred rent. Management's determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, individual receivables, current economic conditions, and other relevant factors. The allowances are increased or decreased through the provision for bad debts. There was no provision or write off of bad debt as of December 31, 2014 and 2013 (unaudited), respectively.

(h)	Income Taxes
The Company and its controlled entities are subject to tax in Germany and France on the profit for any year. Current income tax is measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted at the date of those financial statements.
ASC 740-10 Income Taxes requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

(i)	Use of Estimates
The preparation of financial statements, in conformity with U.S. GAAP, requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j)	Recent Accounting Pronouncements
In May 2014, the FASB and IASB issued their final standard on revenue from contracts with customers. The standard, issued by the FASB as ASU 2014-09, Revenue From Contracts With Customers (Topic 606) outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including the guidance on real estate derecognition for most transactions. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance in ASU 2014-09. The ASU is effective for annual reporting periods beginning after December 15, 2017. Early adoption is permitted

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2014, 2013 (Unaudited) and 2012 (Unaudited)

for reporting periods beginning after December 15, 2016. The Company is assessing the impact of this guidance on the consolidated financial statements and notes to the consolidated financial statements.
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 2015-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The ASU provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, with early adoption permitted. The adoption of this guidance is not anticipated to have a material impact on the consolidated financial statements or notes to the consolidated financial statements.
3. Property Acquisitions
Wholly-Owned Property Acquisitions
There were no acquisitions during the year ended December 31, 2014.
During the year ended December 31, 2013, the Company acquired three industrial properties. The 2013 property acquisitions were funded with capital contributions from the shareholders and loans secured by the acquired properties (unaudited) ($ in thousands):

Property	Market	Date of Acquisition	Purchase Price	Net Rentable Square Feet	% Leased at 12/31/14	Property Type
Hansalinie Distribution Center	Bremen, Germany	11/25/2013	$30,283	320,463	100%	Industrial
Bodenheim Logistikzentrum	Frankfurt, Germany	11/25/2013	31,740	442,816	100%	Industrial
Lille-Douai Distribution Center	Lille, France	12/17/2013	70,493	844,332	100%	Industrial
Total 2013 Wholly-Owned Property Acquisitions			$132,516	1,607,611
The following table summarizes the final allocation of the fair value of amounts recognized for each major class of assets and liabilities for properties acquired during the year ended December 31, 2013 (in thousands):

	2013 Acquisitions (Unaudited)
	Hansalinie Distribution Center	Bodenheim Logistikzentrum	Lille-Douai Distribution Center	Total
Land	$4,809	$6,587	$2,829	$14,225
Building and Improvements	21,422	25,309	54,918	101,649
Acquired In-Place Leases(1)	2,228	2,690	10,294	15,212
Acquired Above-Market Leases(1)	1,824	—	2,452	4,276
Total Acquired Assets	30,283	34,586	70,493	135,362
Acquired Below-Market Leases(2)	—	2,846	—	2,846
Total Assumed Liabilities	—	2,846	—	2,846
Net Assets Acquired	$30,283	$31,740	$70,493	$132,516
__________

(1)	Represents in-place leases with a weighted average amortization period of 10.87 years and above-market leases with a weighted average amortization period of 10.78 years.

(2)	Represents below-market leases with a weighted average amortization period of 6.98 years.

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2014, 2013 (Unaudited) and 2012 (Unaudited)

4. Deferred Leasing Costs and Intangible Assets, Net
All direct and indirect costs, including estimated internal costs, associated with the leasing of real estate investments owned by the Company are capitalized and amortized over the term of the related lease. The lease commission amortization is reported under Depreciation and Amortization expense. It was $136,000, $11,000 (unaudited), and $0 (unaudited) for years 2014, 2013 and 2012, respectively.
Also included in deferred costs is a portion of the purchase price from previous acquisitions that was allocated to in-place lease intangible assets and above-market leases, which are amortized over the remaining life of the related leases.
Amortization expense for in-place lease intangible assets was $3,968,000, $2,486,000 (unaudited) and $2,444,000 (unaudited) for the years ended December 31, 2014, 2013 and 2012, respectively.
Amortization expense for above-market leases of $488,000, $115,000 (unaudited), and $41,000 (unaudited) is reflected as a reduction to contractual rental income in the accompanying 2014, 2013 and 2012 consolidated statements of operations, respectively.
The following table summarizes the deferred leasing costs and intangible assets, including acquired above-market leases and acquired in-place leases (in thousands):

	2014	2013
		(Unaudited)
Deferred Leasing Costs and Intangible Assets, Net:
Deferred Leasing Costs	$597	$256
Accumulated Amortization	(133)	(11)
Deferred Leasing Costs, Net	464	245
Above-Market Leases	4,583	4,182
Accumulated Amortization	(586)	(163)
Above-Market Leases, Net	3,997	4,019
In-Place Leases	33,737	39,805
Accumulated Amortization	(10,620)	(7,982)
In-Place Leases, Net	23,117	31,823
Total Deferred Leasing Costs and Intangible Assets, Net	$27,578	$36,087
5. Intangible Liabilities, Net
Intangible liabilities includes a portion of the purchase price from previous acquisitions that was allocated to below market leases, which are amortized over the remaining life of the related leases.
The following table summarizes the intangible liabilities including acquired below-market leases (in thousands):

	2014	2013
		(Unaudited)
Intangible Liabilities, Net:
Below-Market Leases	$4,165	$4,619
Accumulated Amortization	(1,679)	(1,214)
Total Intangible Liabilities, Net	$2,486	$3,405

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2014, 2013 (Unaudited) and 2012 (Unaudited)

Amortization expense for below market leases of $674,000, $251,000 (unaudited) and $387,000 (unaudited) is reflected as an addition to contractual rental income in the accompanying 2014, 2013 and 2012 consolidated statements of operations, respectively.
Estimated amortization expense for Deferred Leasing Costs and Intangible Assets and Liabilities for the the next five years and thereafter is as follows (in thousands):

	Assets			Liabilities
Year	Acquired Above-Market Leases	Acquired In-Place Leases	Deferred Leasing Costs	Acquired Below-Market Leases
2015	$423	$3,100	$199	$(522)
2016	443	2,776	193	(460)
2017	443	2,776	53	(460)
2018	443	2,776	19	(460)
2019	443	2,543	—	(234)
Thereafter	1,802	9,146	—	(350)
	$3,997	$23,117	$464	$(2,486)
6. Related Party Transactions
The Company appointed Goodman Europe (Lux) S.à r.l. as investment adviser (Investment Adviser), administrator (Administrator) and service provider (Service Provider) and appointed Goodman Operator (UK) Limited as regulated investments adviser (Regulated Investments Adviser). The Investment Adviser, the Regulated Investments Adviser, the Administrator, and the Service Provider are all related parties of the Company. All transactions with related parties are carried out on an arms’ length basis. In addition to the investment advisory fee, the Company incurred property management, leasing and other administrative fees paid or payable to the Service Provider and Administrator, these fees are specified in the relevant Property Services Agreement, Administration and Services Agreement and Financial Administration Services Agreement. The Company has also purchased properties and building improvements from the affiliates of GEDT in 2012 (unaudited), 2013 (unaudited), and 2014. The fees paid or payable to those related parties are listed below:

•	The Koblenz Distribution Center was purchased from Goodman Property Opportunities (Lux) S.à.r.l. SICAR for $78,776,000 (unaudited)on December 12, 2012.

•	The Lille-Douai Distribution Center was purchased from Goodman France S.à.r.l. for $70,494,000 (unaudited) on December 17, 2013.

•
The building expansions to the Lille-Douai Distribution Center were purchased from Goodman France S.à.r.l. for $7,939,000 on June 17, 2014. The retainer and accrued liability associated with the building expansion was $168,000 as of December 31, 2014.

•
Investment management services are provided for a fee based on 35 bps of the gross asset value determined as of the end of the reporting period. These fees amounted to $1,371,000, $973,000 (unaudited), and $599,000 (unaudited) for the years ended December 31, 2014, 2013, and 2012, respectively.

•
Management and accounting services are provided for a fee equal to 1.5% of the base rent under each lease. These fees amounted to $435,000, $275,000 (unaudited), and $178,000 (unaudited) for the years ended December 31, 2014, 2013, and 2012, respectively.

•
Other property related services are provided for a fixed fee depending upon the entity, which amounted to $24,000, $32,000 (unaudited), and $9,000 (unaudited) for the years ended December 31, 2014, 2013, and 2012, respectively.

•
Administration is provided for a fixed fee depending upon the entity. These fees amounted to $376,000, $263,000 (unaudited), and $213,000 (unaudited) for the years ended December 31, 2014, 2013, and 2012, respectively.

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2014, 2013 (Unaudited) and 2012 (Unaudited)

•
Pursuant to the management agreement, debt management services are provided by the Regulated Investments Adviser. Amounts incurred for debt management were $0, $129,000 (unaudited), and $162,000 (unaudited) for the years ended December 31, 2014, 2013, and 2012, respectively.

•
Leasing costs are provided for a fee by affiliates of the Service Provider based on the gross lease value and length of terms of new leases. These fees amounted to $266,000, $264,000 (unaudited), and $0 (unaudited) for the years ended December 31, 2014, 2013, and 2012.

In June 2010, the Company entered into investment advisory agreement with the Investment Adviser. The Investment Adviser is entitled to promote fees if the aggregate distributions exceed the Promote Threshold Return, which is determined based upon the internal rate of return ("IRR") as of June 30, 2015 (“First Calculation Date”) and every five year anniversary thereafter, or upon final wind-up of the Company. If the promote threshold return is met on the First Calculation Date, the Investment Adviser is entitled to 50% of the Deemed Distributions as of that date per the advisory agreement. The promote threshold return is defined as the amount which when aggregated with all distributions actually made up to that time, would be required to be distributed to give all Shareholders a predetermined IRR.
7. Indebtedness
All mortgage notes payable are secured loans, summarized as follows (in thousands):

Mortgage Notes Payable	Effective Interest Rate	Maturity Date	Outstanding Balance
			December 31, 2014	December 31, 2013
				(Unaudited)
Mortgage Notes Payable I	2.39%	July 27, 2017	$37,629	$42,773
Mortgage Notes Payable II	2.27%	November 11, 2017	38,415	43,666
Mortgage Notes Payable III	3.01%	November 25, 2020	14,278	16,229
Mortgage Notes Payable IV	3.01%	November 25, 2020	13,696	15,569
Mortgage Notes Payable V	3.13%	December 17, 2020	31,155	35,414
Total Mortgage Notes Payable			$135,173	$153,651
As of December 31, 2014 and 2013 (unaudited), all mortgage notes payable are interest-only and are in compliance with their respective loan covenants.
The minimum principal payments due for all secured loans are as follows as of December 31, 2014 (in thousands):

2015	$—
2016	—
2017	76,044
2018	—
2019	—
Thereafter	59,129
$135,173
The fair value of the Company's mortgage notes payable is determined by performing discounted cash flow analyses using an appropriate market discount rate. The market discount rate is calculated by obtaining period-end London InterBank Offering Rate ("LIBOR") rates for variable-rate debt, for maturities that correspond to the maturities of our debt and then adding an appropriate credit spread derived from information obtained from third-party financial institutions.

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2014, 2013 (Unaudited) and 2012 (Unaudited)

The Company applies the three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices for identical financial instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as instruments that have little to no pricing observability as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.
For disclosure purposes only, the following table summarizes our financial instruments and their estimated fair value at December 31, 2014 and December 31, 2013 (unaudited)(in thousands):

	December 31, 2014		December 31, 2013
Financial Instrument	Carrying Value	Fair Value	Carrying Value	Fair Value
			(Unaudited)
Mortgage Notes Payable(1)	$135,173	$142,332	$153,651	$156,995
__________

(1)	Items are measured using Level 2 inputs.
8. Risk Management and Concentration of Credit Risk
Risk Management
In the course of ongoing business operations, the Company encounters economic risk. There are three main components of economic risk: interest rate risk, tenant credit risk and market risk. The Company is subject to interest rate risk on the interest-bearing liabilities. Tenant credit risk is primarily the risk of inability or unwillingness of tenants to make contractually required payments. Market risk is the risk of declines in the value of the Company's properties due to changes in rental rates, interest rates, supply and demand of similar products and other market factors affecting the valuation of properties.
The Company's properties are located throughout France and Germany. The ability of the tenants to honor the terms of their respective leases is dependent upon the economic, regulatory, and social factors affecting the communities in which the tenants operate. One significant tenant ("Tenant"), a large online retailer, occupies 62% of the Company’s portfolio and accounts for approximately 75% of future minimum rent. In 2014, the Tenant accounted for approximately 60% of the total rental revenue of the Company.
Concentration of Credit Risk
The Company's credit risk relates primarily to cash and restricted cash. Cash accounts at European institutions are not insured, and there is a risk associated with the loss of cash. The Company has not experienced any losses to date on cash or restricted cash.
9. Future Minimum Rents
The Company leases its operating properties to tenants under agreements that are classified as operating leases. At December 31, 2014, future minimum receipts from tenants on leases for each of the next five years and thereafter are as follows (in thousands):

2015	$25,882
2016	25,754
2017	23,345
2018	22,124
2019	20,200
Thereafter	69,884
$187,189

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2014, 2013 (Unaudited) and 2012 (Unaudited)

In addition to minimum rents, certain leases require reimbursements of specified operating expenses, which amounted to $1,880,000, $1,806,000 (unaudited) and $687,000 (unaudited) for the years ended December 31, 2014, 2013 and 2012, respectively.
10. Commitments and Contingencies
Litigation—From time to time, the Company and its properties may be subject to legal proceedings, which arise in the ordinary course of business. Currently, neither the Company nor any of its properties are subject to, or threatened with, any legal proceedings for which the outcome is reasonably likely to have a material adverse effect on the financial statements.
Environmental Matters—the Company is not aware of any material environmental liability or any unasserted claim or assessment with respect to a material environmental liability that the Company believes would require additional disclosure or the recording of a loss contingency.
11. Shareholders' Equity
RT Princeton Holdings and GEDT's shareholder interests in the Company are 80% and 20%, respectively. The terms of the RT Princeton Holdings and Goodman shareholder agreement extends through June 2015 and will continue after that date, unless terminated. Under the current shareholder agreement, Preferred Equity Certificates ("PECs"), each with a par value of €0.01, are authorized to be issued to finance investments. The PEC entitles the shareholder to receive preferential distributions of net income until such shareholder has received back, by way of yield on the PECs, an amount equal to its preferred returns. The PEC further entitles the shareholders to receive preferential distributions of capital proceeds representing unreturned capital (including redemption of PECs) and capital profit until such shareholder has received back, by way of yield on the PECs, an amount equal to its accrued but unpaid preferred returns.
During 2014, the Company issued 696 million shares of PECs to fund the expansion of Goodman Douai Logistics (France) SCI property. During 2014, RT Princeton Holdings and GEDT purchased 557 million and 139 million shares of PECs for $7,625,000 and $1,906,000, respectively, . During 2013, the Company issued 6,168 million shares of PECs to fund the acquisition of properties under Goodman Carmine Logistics (Lux) S.à.r.l., Goodman Sepia Logistics (Lux) S.à.r.l. and Goodman Douai Logistics (France) SCI. During 2013, RT Princeton Holdings and GEDT purchased 4,935 million and 1,233 million shares of PECs for $67,319,000 (unaudited) and $16,830,000 (unaudited), respectively. During 2012, the Company issued 3,066 million shares of PECs to fund acquisition of Goodman Coriander Logistics (Lux) S.à.r.l. During 2012, RT Princeton Holdings and GEDT purchased 2,453 million and 613 million shares of PECs for $31,781,000 (unaudited), and $7,945,000 (unaudited), respectively. In addition, during 2012 both RT Princeton Holdings and GEDT agreed to convert 159 million and 40 million shares of PECs to common equity without the issuance of additional common shares. The PECs conversions resulted in $2,060,000 (unaudited) and $515,000 (unaudited) of additional paid-in-capital for RT Princeton and GEDT, respectively.
Operating proceeds of $15,413,000 and $3,853,000 were distributed to RTPH and GEDT, respectively, for the year ended December 31, 2014. In addition, the Company received $11,880,000 of a VAT refund, which was distributed to the shareholders in 2014. In 2013, the distributions were $7,886,000 (unaudited) and $1,972,000 (unaudited) to RTPH and CEDT, respectively and were related to operating proceeds only. In 2012, operating proceeds of $3,681,000 and $920,000 were distributed for RTPH and GEDT, respectively, for the year ended December 31, 2012. In addition, the Company received proceeds from mortgage borrowings in the amount of $37,585,000 related to properties under Goodman Vanilla Logistics (Lux) S.à.r.l. and Goodman Celestite Logistics S.à.r.l., which were distributed the shareholders in 2012.
12. Income Taxes
The Company and its controlled entities are subject to income taxes in Germany and France. Current income tax is measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted at the date of those financial statements. Included as a component of the Company's tax benefit and provision (in the French and German tax jurisdictions), the Company has incurred income tax benefits in the amount of $600,000 and $1,216,000 (unaudited) for the years ended December 31, 2014, and 2013, respectively, and income tax provision of $1,654,000 (unaudited) for the year ended December 31, 2012. All income tax expenses and benefits incurred by the Company are deferred for the years ended December 31, 2014, 2013 and 2012.

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Notes to Consolidated Financial Statements—(Continued)
For the Years Ended December 31, 2014, 2013 (Unaudited) and 2012 (Unaudited)

Deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which the temporary differences are expected to reverse. Significant components of the deferred tax assets and liabilities of the Company are as follows (in thousands):

	December 31,
	2014	2013
Deferred Tax Assets:		(Unaudited)
Net Operating Loss Carry Forwards	$3,044	$2,978
Total Deferred Tax Assets	3,044	2,978
Valuation Allowance for Deferred Tax Assets	—	—
Deferred Tax Assets, Net of Valuation Allowance, included in Prepaid Insurance and Other Assets	3,044	2,978

Deferred Tax Liabilities:
Investment in Real Estate and Intangibles, Net	$1,547	$1,656
Straight-line Rent Receivable and Capitalized Loan Fees, Net	1,335	1,760
Total Deferred Tax Liabilities included in Accounts Payable, Accrued Expenses and Other Liabilities	2,882	3,416
Net Deferred Tax Assets (Liabilities)	$162	$(438)
As of December 31, 2014, the Company had net operating loss carryforwards ("NOLs") of approximately $16.6 million (€13.7 million) for income tax purposes that do not expire. These NOLs may be used to offset future taxable income generated by each of the properties. In Germany, the use of carried forward tax losses per year is limited to €1.0 million plus 60% of current income exceeding that amount. In France, the use of carried forward tax losses per year is limited to €1.0 million plus 50% of current income exceeding that amount.
The difference between the statutory tax rate and the effective tax rate relates to differences in tax rates among the foreign jurisdictions the Company operates in as well as the impact of permanent book tax differences associated with income tax deductions related to payments made under the Preferred Equity Certificates.
The Company had no material unrecognized tax benefits for the years ended December 31, 2014, 2013 (unaudited) or 2012 (unaudited), and as of December 31, 2014, the Company does not expect to record any material unrecognized tax benefits. Because no material unrecognized benefits have been recorded, no related interest or penalties have been calculated. The German statutory limitation period to issue or correct assessments is four years from the end of the year in which the return was filed. The statutory limitation period can be extended to five years due to taxpayer negligence or ten years in the event of tax evasion. In France, the standard statute of limitation for corporate income tax purposes expires at the end of the third year following the year in which tax is due. The three-year period is extended to ten years in certain cases (e.g. no return is filed in respect of activities carried out in France) or failure to disclose income from entities located in tax privileged countries.

13. Subsequent Events
The Company has evaluated subsequent events through March 30th, 2015, the date the financial statements were issued.

Schedule III

GOODMAN PRINCETON HOLDINGS (Lux) S.à.r.l.
Properties and Accumulated Depreciation
December 31, 2014
(In thousands)

		Acquisition Costs						Im- prove- ments Sub- sequent to Purchase Date	Total Cost	Accu- mulated De- precia- tion and Amor- tization	Net Invest- ments in Real Estate	De- precia- tion Life(1)	Date of Acquisition (A)/ Construction (C)(2)
Property	Location	Encumbrance Net	Land	Site Improve- ments	Building and Improve- ments	Tenant Im- prove- ments	Total

Logistik Zentrum Düren	Rhine-Ruhr, Germany	$—	$3,080	$381	$11,359	$36	$14,856	$—	$14,856	$1,487	$13,369	39	6/10/2010	(A)
Logistik Zentrum Schönberg	Hamburg, Germany	—	5,536	400	9,553	65	15,554	—	15,554	1,307	14,247	39	6/10/2010	(A)
Münich Airport Logistics Centre (Langenbach)	Munich, Germany	—	3,542	207	15,122	40	18,911	109	19,020	1,709	17,311	39	10/28/2010	(A)
Graben Distribution Center I	Munich, Germany	33,873	4,212	3,022	50,396	799	58,429	—	58,429	4,712	53,717	39	12/20/2011	(A)
Graben Distribution Center II	Munich, Germany	3,756	629	445	5,823	58	6,955	—	6,955	554	6,401	39	12/20/2011	(A)
Koblenz Distribution Center	Rhine-Ruhr, Germany	38,415	8,409	7,404	48,994	756	65,563	—	65,563	3,627	61,936	39	12/12/2012	(A)
Bodenheim Logistikzentrum	Frankfurt, Germany	13,696	5,904	1,112	21,302	271	28,589	—	28,589	783	27,806	39	11/25/2013	(A)
Hansalinie Distribution Center	Bremen, Germany	14,278	4,311	1,123	17,859	220	23,513	—	23,513	608	22,905	39	11/25/2013	(A)
Lille-Douai Distribution Center	Lille, France	31,155	2,490	312	47,339	660	50,801	7,016	57,817	1,381	56,436	39	12/17/2013	(A)
		$135,173	$38,113	$14,406	$227,747	$2,905	$283,171	$7,125	$290,296	$16,168	$274,128
_________

(1)
The initial costs of buildings and improvements are depreciated over 39 years using a straight-line method of accounting; site improvements are depreciated over a range of 15 to 25 years; and improvements capitalized subsequent to acquisition are depreciated over the shorter of the lease term or useful life.

(2)	Represents our date of acquisition or construction.

Investments in real estate (in thousands):

	December 31,
	2014	2013	2012
		(Unaudited)	(Unaudited)
Balance, Beginning of the Year	$321,339	$196,508	$123,367
Acquisitions	—	115,340	70,201
Improvements	8,052	—	—
Adjustments	545	—	(644)
Foreign Currency Translation Effect	(39,640)	9,491	3,584
Balance, End of the Year	$290,296	$321,339	$196,508
Accumulated depreciation related to investments in real estate (in thousands):

	December 31,
	2014	2013	2012
		(Unaudited)	(Unaudited)
Balance, Beginning of the Year	$10,134	$4,615	$1,571
Additions	7,996	5,139	2,944
Foreign Currency Translation Effect	(1,962)	380	100
Balance, End of the Year	$16,168	$10,134	$4,615
The aggregate gross taxable basis of the Company's investments in real estate are $57 million and $201 million for France and Germany, respectively, for income tax purposes as of December 31, 2014. The Company does not have taxable assets in the U.S. tax jurisdiction and therefore does not file U.S. income tax returns.